TransAlta reports second quarter results; Generation segment remains strong

CALGARY, Alberta (July 31, 2012) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported a comparable loss(1) for the second quarter 2012 of $22 million ($0.10 per share) versus comparable earnings(1) of $65 million ($0.29 per share) for the same period in 2011.
The loss is largely due to Energy Trading results and higher planned major maintenance in the quarter compared to the same period last year. Lower prices in the Alberta and Pacific Northwest markets were also a factor.

Comparable EBITDA(1,2) for the second quarter 2012 was $193 million compared to $262 million in the second quarter of 2011. Funds from operations(1,2) (FFO) for the second quarter of 2012 were $150 million compared to $226 million in the second quarter of 2011, excluding the $204 million one-time impact of the arbitration panel’s decision on Sundance units 1 and 2 described in our press release dated July 23, 2012. The net loss attributable to common shareholders for the quarter was $797 million ($3.51 per share) compared to net earnings of $12 million ($0.05 per share) in the second quarter of 2011.

Strong Generation performance

Comparable Generation gross margins remained strong in the quarter and were in line with the same period last year, despite the higher major maintenance and lower prices.

“Our Generation fleet continues to perform well and is helping us offset some very difficult market conditions,” said Dawn Farrell, TransAlta President and CEO. “Having solid base operations allows us to drive our strategy forward. We continue to look beyond any one quarter and focus on the long-term potential of this company.”

TransAlta remains on track to deliver on its fleet availability goal of 89 – 90 per cent for the year

Fleet availability in the second quarter 2012 increased to 81.6 per cent compared to 76.9 per cent over the same period last year.  In addition, TransAlta has now completed four of six major maintenance outages as planned on its coal units, and remains on track to deliver on its fleet availability goal of 89 – 90 per cent for the full year.

“Our fleet availability remained very strong throughout the quarter and improved over last year despite higher planned outages on our Alberta coal fleet,” said Mrs. Farrell.

(1)Comparable earnings (loss), comparable earnings (loss) per share, comparable EBITDA, and funds from operations, are not defined under International Financial Reporting Standards ("IFRS"). Presenting these measures from period to period provides supplemental information to help management and shareholders evaluate earnings trends in comparison with prior periods' results. Refer to the Non-IFRS Measures section of the Management's Discussion and Analysis ("MD&A") for further discussion of these items, including, where applicable, reconciliations to net earnings (loss) attributable to common shareholders, operating income (loss), and cash flow from operating activities.

(2) Comparable EBITDA and funds from operations are key supplemental performance measures for TransAlta which provide additional information regarding the company’s ability to cover its capital requirements and dividends as well as strengthen its balance sheet and finance growth.

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TransAlta continues to generate strong cash flows and has ample liquidity

For the full year, TransAlta continues to target FFO at the low end of its previously stated range of $800 - $900 million excluding the one-time net penalty associated with the Sundance decision. FFO at these levels, combined with available liquidity and the contribution from TransAlta’s dividend reinvestment plan, currently at an approximate 70 per cent participation level, are sufficient to cover its dividend and sustaining capital program in 2012.

Highlights - TransAlta second quarter 2012

Financial

•	Funds from operations of $150 million or ($0.66) per share, excluding the impact of the arbitration panel’s decision on Sundance units 1 and 2

•	Comparable loss of $22 million or ($0.10) per share

•	Net earnings (loss) attributable to common shareholders for the quarter of ($797) million or $(3.51) per share

•	Dividends paid of $0.29 per share to common shareholders

•	Approximately 70 per cent participation in our dividend reinvestment plan, resulting in an estimated annualized cash savings of approximately $185 million

Operating

•	Coal: Comparable gross margins from TransAlta’s coal fleet remained flat at $188 million despite higher planned outages at Alberta Coal

•	Gas: Comparable gross margins from TransAlta’s gas fleet increased slightly quarter over quarter as a result of strong availability and reduced gas input costs

•	Renewables: Comparable gross margins declined $9 million quarter over quarter to primarily due to lower prices in Alberta and lower wind volumes in Eastern Canada.

•
Energy Trading: Gross margins decreased $48 million quarter over quarter. Second quarter losses came from Eastern Trading which was negatively impacted by record temperatures and several unscheduled outages in the U.S. Northeast.

Major maintenance

•
TransAlta has completed the majority of its 2012 major maintenance program for its coal fleet. Major maintenance outages at Keephills 1 and 2, Centralia and Sheerness have been completed. The remaining coal major maintenance outages are on track.

Growth

•	68 MW New Richmond wind farm in Quebec; target completion by Q4 2012

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Significant events

Sundance Units 1 & 2

On July 23, 2012 TransAlta reported the independent arbitration panel considering TransAlta’s decision in December 2010 to shut down two units at its Sundance generating station had allowed the company’s claim of force majeure. This decision validates TransAlta’s belief the units failed due to issues beyond its control.

TransAlta also sought to have the Power Purchase Arrangement (PPA) terminated for economic reasons, as provided for under the legislation. The panel did not agree with this claim. TransAlta will immediately start the work to safely restore the units to service.

Based on the arbitration panel’s decision, under International Financial Reporting Standards (IFRS), TransAlta has written down its Sundance Units 1 and 2 by $43 million in the second quarter of 2012. This write down, combined with the net penalty from the arbitration has been recorded in the second quarter, resulting in a net earnings impact of $184 million.

Centralia

On July 25, 2012, TransAlta reported that its subsidiary TransAlta Centralia Generation LLC had entered into an 11-year agreement to provide electricity from its Centralia, Washington power plant to Puget Sound Energy (“PSE”).  This contract significantly reduces TransAlta’s merchant exposure in the Pacific Northwest. The agreement is subject to approval by the Washington Utilities and Transportation Commission.

Under IFRS, and taking into consideration TransAlta’s existing contracts, the new contract with PSE and management’s expectations for forward market electricity pricing in the Pacific Northwest, TransAlta has written down the carrying value of the Centralia Thermal plant by $347 million in the second quarter of 2012. TransAlta also wrote down the associated tax assets by $169 million in the second quarter 2012.

The reduction in the value of the deferred tax asset will result in an increase in the Company’s overall effective tax rate from an accounting perspective; however, from a cash flow perspective, TransAlta does not expect to pay any cash taxes for Centralia through to the end of the plant’s economic life in 2025.

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The following table depicts key financial results and statistical operating data:

Second Quarter 2012 Highlights:

In millions, unless otherwise stated	3 months ended June 30, 2012	3 months ended June 30, 2011	6 months ended June 30, 2012	6 months ended June 30, 2011
Availability (%)	81.6	76.9	86.7	83.7
Production (GWh)	8,274	8,878	17,715	18,982
Revenue	407	515	1,063	1,333
Gross margin(1)	256	328	725	936
Operating income (loss) (1)	(394)	58	(222)	417
Net earnings (loss) attributable to common shareholders	(797)	12	(708)	216
Comparable earnings (loss) (2)	(22)	65	23	140
Basic and diluted net earnings (loss) per common share	(3.51)	0.05	(3.13)	0.97
Comparable earnings (loss) per share(2)	(0.10)	0.29	0.10	0.63
Comparable earnings before interest, taxes, depreciation, and amortization (EBITDA)(2)	193	262	445	535
Funds from operations(2)	150	226	339	452
Funds from operations per share(2)	0.66	1.02	1.50	2.04
Cash flow from operations	78	123	261	291

(1) Gross margin and operating income are Additional IFRS measures. Refer to the Additional IFRS measures section of the MD&A.

(2) Comparable earnings, comparable earnings per share, comparable EBITDA, funds from operations, and funds from operations per share are not defined under IFRS. Refer to the Non-IFRS financial measures section of the MD&A for an explanation and, where applicable, reconciliations to net earnings(loss) attributable to common shareholders, operating income (loss) and cash flow from operating activities.

The complete second quarter report for 2012, including MD&A and unaudited interim financial statements, as well as our second quarter presentation is available on the Investors section of our website: www.transalta.com.

Conference call

TransAlta will hold a conference call and web cast at 9 a.m. MT (11 a.m. ET) today to discuss results.  The call will begin with a short address by Dawn Farrell, President and CEO, and Brett Gellner, Chief Financial Officer, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jess Nieukerk" as moderator.

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Dial-in numbers:
Toll-free North American participants – 1-800-319-4610
Outside of Canada & USA call – 1-604-638-5340

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1- 604-638-9010 with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, pricing in the market place, our inability to enter into long term contracts due to prevailing market conditions, legislative or regulatory developments, competition, global capital markets activity, changes in interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media & Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1 800-387-3598 Email: investor_relations@transalta.com